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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OKCoin Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Spear Street, STE 1705

(No. and Street)

San Francisco	CALIF	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFFORD GOLDMAN 917-881-7973

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OKCoin Securities LLC, as of December, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal and CCO

Title

RONMER BRIOSO
Notary Public - State of New Jersey
My Commission Expires Nov 14, 2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OKCoin Securities LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2019

OKCoin Securities LLC

Table of Contents

December 31, 2019

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Sole Member of OKCoin Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OKCoin Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As further discussed in Note 4 to the financial statements, the Company is a wholly-owned subsidiary of OKCoin USA, Inc. OKCoin USA, Inc. funded the Company's operations in 2019 and the Company is economically dependent on the continued support of OKCoin USA, Inc. to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2020

OKCoin Securities LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 604,000
Total assets	604,000
Liabilities and member's equity	
Accounts payable and accrued expenses	25,354
Total liabilities	25,354
Member's equity	578,646
Total liabilities and member's equity	$ 604,000

See accompanying notes to the financial statements.

OKCoin Securities LLC
Statement of Operations
December 31, 2019

Operating expenses	
Administration fees	$ 1,925
Professional services	35,548
Compliance expenses	4,154
Total operating expenses	41,627
Net Income	$ (41,627)

See accompanying notes to the financial statements.

OKCoin Securities LLC
Statement of Changes in Member's Equity
December 31, 2019

Member's Equity December 31, 2018	$ 120,273
Member's capital contribution	500,000
Net loss	(41,627)
Member's Equity December 31, 2019	$ 578,646

See accompanying notes to the financial statements.

OKCoin Securities LLC
Statement of Cash Flows
December 31, 2019

Cash flows from operating activities	
Net loss	$ (41,627)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in accounts payable and accrued expenses	20,354
Net cash used in operating activities	(21,273)
Cash flows from financing activities	
Member's capital contribution	500,000
Net cash provided by financing activities	500,000
Cash flows from investing activities	
Net increase in cash and cash equivalents	478,727
Cash and cash equivalents at the beginning of year	125,273
Cash and cash equivalents at end of year	$ 604,000

See accompanying notes to the financial statements.

Note 1 - Nature of Business and Organization

OKCoin Securities LLC, formally Spot Quote LLC (the "Company") is a wholly- owned subsidiary of OKCoin USA Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was acquired by OKCoin USA Inc. on June 30, 2019. On July 22, 2019, the Company's name was changed to OKCoin Securities LLC from Spot Quote LLC.

The Company currently has no active customers and does not carry any accounts for customers or perform custodial functions related to securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recorded as earned in accordance with GAAP and according to any underlying agreement with a client.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. Currently, there are no cash equivalents, but might be in the future.

Income Taxes

The Company has elected to be taxed as a disregarded entity for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company has not recognized a liability for uncertain tax positions as of December 31, 2019 as there were no uncertain tax positions taken by the Company. The Company's policy is to recognize interest and penalties as a component of income tax expense, if any. There were no interest or penalties recorded during 2019. As of December 31, 2019, open federal tax years include the tax years beginning after December 31, 2015.

The Company is subject to Texas franchise tax and California franchise tax. The Texas tax is based on taxable margin, as defined under the law, rather than based on federal taxable income. The California tax is an $800 annual tax. For the year ended December 31, 2019, the Company had no franchise tax expense due.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") are not believed by the Company's management to have a material impact on the Company's financial statements.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $578,646 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 4.38% as of December 31, 2019. The Company is exempt from customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraphs (k)(2)(i) of the Rule.

Note 4 - Related Party Transactions

The Company is 100% owned by its Parent, OKCoin USA Inc. as of June 30, 2019, and has an Expense Sharing Agreement with its Parent. Some indirect expenses were paid by the Parent.

At December 31, 2019, amounts due to the parent total $4,721 and are included in accounts payable and accrued expenses on the Company's Statement of Financial Condition.

The financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity. The Company is reliant on the Parent for continued financial support until the Company is able to generate positive cash flows from operations.

Note 5 - Concentration

The Company has $ 604,000 or 100% of its total assets, in a cash account at Signature Bank.

OKCoin Securities LLC
Supplementary Information
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2019

Computation of net capital:	
Total shareholder's equity from statement of financial condition	$ 578,646
Less: non-allowable assets:	
Accounts receivable	
Prepaid expenses	
Property and equipment, net	
Total non-allowable assets	
Less: haircuts on money market	
Net capital	$ 578,646
Computation of basic net capital requirement:	
Net capital requirement of reporting broker-dealer	$ 100,000
Excess net capital	$ 478,646
Aggregate indebtedness	$ 25,354
Percentage of aggregate indebtedness to net capital	4.38%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2019.

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Sole Member of OKCoin Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Company claimed an exemption from 17 C.F. R. 240.15c3-3 under the following provisions of 17 C.F. R. 240. 15c-3 (k)(2)(i). The Company will have an approved fully disclosed clearing firm prior to doing any client business under provision 17 C.F.R. 240. 15c-3 (k)(2)(ii) and (2) The Company met the identified exemptions provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2020

OKCoin Securities LLC
Exemption Report

OKCoin Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. 240. 1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F. R. 240.15c3-3 under the following provisions of 17 C.F. R. 240. 15c3-3 (k)(2)(i). The Company will have an approved fully disclosed clearing firm prior to doing any client business under provision 17 C.F.R. 240. 15c-3 (k)(2)(ii).

(2) The Company met the identified exemptions provisions in 17 C.F.R. 240. 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, Matthew Ficke, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By

Feb 24, 2020